Excelsior Absolute Return Fund of Funds, LLC
                             N-SAR Item 77c


A special meeting of Members of the Fund was held on March 15, 2007 at the offices of the Fund 225 High Ridge Road, Stamford, Connecticut 06905. The meeting was held for the following purposes: (1) to approve the New Advisory Agreement between the Company and the Adviser to become effective upon completion of the Sale and (2) to elect four members of the Board, David
R. Bailin, Virginia G. Breen, Jonathan B. Bulkeley, and Thomas F. McDevitt, as members of the Board of the Fund and the Company.

The results of the proxy solicitation on the above matters were as follows:


                                       Votes for           Votes against      Votes withheld      Abstentions
Proposal 1                            149,244.423            288                  -                 0

Proposal 2
   1.    David R. Bailin              149,519.423             -                  13                 -
   2.    Virginia G. Breen            149,532.423             -                   0                 -
   3.    Jonathan B. Bulkeley         149,532.423             -                   0                 -
   4.    Thomas F. McDevitt           149,532.423             -                   0                 -